Exhibit 99.1

Allied Esports Entertainment Announces Second Quarter 2021 Financial Results

IRVINE, Calif. (August 16, 2021) – Allied Esports Entertainment, Inc. (NASDAQ: AESE) (the “Company” or “AESE”), a global esports entertainment company, today announced financial results for the second quarter ended June 30, 2021, as well as an update on several key business initiatives. This release refers to “continuing” and “discontinued” operations due to the sale of the Company’s subsidiaries owning and operating its poker-related business, the World Poker Tour® (“World Poker Tour,” or “WPT®”). Therefore, unless otherwise noted, results presented in this release relate to the continuing operations of the Company and Allied Esports, and excludes the World Poker Tour, which is classified as discontinued operations.

Commenting on the second quarter 2021 results, the Company’s CEO, Libing (Claire) Wu, said, “Overall, I am pleased with the steady progress of our Esports business as demonstrated by the 65% quarter over quarter growth in revenue. This growth was driven by the gradual recovery of the In-person pillar of our Esports business, as we slowly emerge from the COVID-19 pandemic and continue to benefit from the easing of mandated restrictions on live events and social gatherings. In addition, during the second quarter we saw the early revenue contributions from our Multiplatform Content pillar. While the resumption of In-person events will be an important growth driver of our Esports revenue in the near term, we have also made good progress over the last several quarters building-out capabilities within our Multiplatform Content pillar. During the quarter, we announced the launch of AE Studios, which will serve as the original content development, storytelling and production services arm for partners of Allied Esports.”

Ms. Wu concluded, “Subsequent to quarter end, we completed the sale of WPT to Element Partners in an all-cash transaction for $105 million. The sale of WPT is a key milestone as it significantly improves our liquidity position. With over $100 million of cash today, we have significant financial flexibility as we look to maximize shareholder value through the utilization of our cash and concluding our strategic exploratory process for our esports business.”

Corporate Developments

On July 12, 2021, the Company announced the completion of the sale of its subsidiaries comprising the World Poker Tour® (“WPT Transaction”), to Element Partners, LLC. As previously announced, the purchase price of the transaction totaled $105 million.

The rapid growth and popularity of gaming and esports during the COVID-19 pandemic has driven significant interest in the Company’s esports business, Allied Esports. With the WPT sale transaction complete, the Company has accelerated its previously announced plans to explore strategic options for the esports business, including a possible sale, in order to maximize shareholder value. The Company has engaged, and is actively working with, Lake Street Capital Markets as an advisor to assist with the process. The Company currently intends to continue to operate the esports business until such time as it has concluded its strategic evaluation. At this time no potential or particular buyer has been identified to purchase the esports business, and there are no active negotiations in respect of the sale of the esports business.

The Company is focused on using its cash resources, including any cash resources that may become available as a result of any sale of the esports business in the future, to explore opportunities to acquire or merge with a business including, but not limited to, a business in online entertainment, real money gaming and other gaming sectors. The Company expects to engage an investment bank to assist in this process. The Board also has knowledge in a number of industries and is exploring opportunities to maximize the Company’s investment and provide value to its stockholders. Key criteria for a potential target business include, but are not limited to, a proven business model, an experienced management team and accretion to the Company’s Adjusted EBITDA. However, the Company does not plan to limit itself to any particular industry or geographic location in its efforts to identify prospective target businesses. Currently, the Company does not have any specific merger, asset acquisition, reorganization or other business combination under consideration or contemplation.

At present, the Company does not intend to distribute any dividends to the Company’s stockholders as a result of the completion of the WPT Transaction.

Second Quarter 2021 Financial Results

Revenues: Total revenues of $0.8 million increased 33% in the second quarter of 2021 compared to the second quarter of 2020. This was due to increased foot traffic in Las Vegas as well as encouraging early results from the Company’s push into multiplatform content.

Costs and expenses: Total costs and expenses for the second quarter of 2021 were $5.0 million, a decrease of 5% compared to the second quarter of 2020. Costs and expenses decreased primarily due to an impairment charge that was incurred in the second quarter of 2020 that was not incurred this quarter.

Loss from continuing operations for the quarter was $4.3 million, compared to a loss of $10.7 million in the prior year period.

Adjusted EBITDA loss was $3.0 million for the 2021 second quarter, as compared to a loss of $2.2 million in the second quarter of 2020. A reconciliation of the GAAP-basis net loss to adjusted EBITDA is provided in the table at the end of this press release.

Balance Sheet

As of June 30, 2021, the Company had a cash position of $16.8 million, including $5.0 million of restricted cash and $4.1 million of cash in connection with the WPT business that is included in current assets held for sale, but was available to fund the Allied Esports business until the closing of the WPT sale transaction on July 12, 2021. The Company had a cash position of $14.2 million at June 30, 2020, which included $5.0 million of restricted cash and $7.4 million held at WPT. The total gross principal amount of bridge and convertible debt as of June 30, 2021 was $3.4 million, as compared to $3.4 million as of December 31, 2020. As of June 30, 2021, the Company’s common shares outstanding totaled approximately 39.2 million shares.

Operational Update

Allied Esports

During the second quarter, Allied Esports produced 81 events, including 38 proprietary events and 43 third-party online and in-person productions. Total events rose 135% by comparison to the previous quarter, primarily due to a significant increase in third party events.

The Company continued to see strong demand during the quarter in both its in-arena and online proprietary offerings. Over 14,200 players competed in tournaments organized by Allied Esports during the quarter, with events taking place online and in-arena.

During the second quarter, Allied Esports announced that the Company has been selected by Trovo, an interactive live streaming platform, to create and produce a new community esports tournament series for gamers in North America, Latin America and Europe that will run throughout 2021. The Trovo Titans program, featuring over 100 events and 280 days of competition through weekly matches and monthly tournaments, drove third-party events up 1,333% in the second quarter compared with the prior quarter.

The Company entered into a multiyear agreement with streaming workflow platform, MuxIP, to distribute content to select OTT platforms available around the world. This is Allied Esports’ first distribution deal for originally produced content and features more than 250 hours of Allied Esports-produced competition and broadcasts from HyperX Esports Arena Las Vegas and international online tournaments.

During the quarter, Allied Esports named ViewSonic, a leading global provider of visual solutions, as the Official Gaming Monitor and Official Streamer Room Partner of its flagship esports venue, HyperX Esports Arena Las Vegas and the Allied Esports Truck in North America.

Also during the quarter, the Company launched AE Studios, a new division that will serve as the original content development, storytelling and production services arm of Allied Esports for partners in need of a turnkey solution outside of esports tournament operations and broadcasts. AE Studios launched with the production of CelebriTee Showdown, an interactive series featuring celebrities and streamers competing on virtual versions of some of the top golf courses in the world and airing on Twitch.tv/TwitchSports.

CEO Transition

On July 14, 2021, the Company announced the resignation of CEO Frank Ng, effective July 13, 2021, and the appointment of Libing (Claire) Wu as CEO, President and General Counsel of Allied Esports Entertainment, Inc. Ms. Wu previously served as and remains a director on the Company’s Board of Directors and is a highly respected New York attorney with over 15 years of experience, focusing on corporate and securities transactions and compliance. Ms. Wu has extensive legal and business experience in cross-border transactions, U.S. securities regulation, mergers and acquisitions, capital market transactions, as well as corporate strategic planning and structuring. Prior to accepting the new position, Ms. Wu was the vice president and general counsel of Asia Pacific Capital, Inc., as well as senior counsel at the New York law firm Davidoff Hutcher & Citron LLP. Ms. Wu also served as a non-executive director of Ourgame.

Second Quarter 2021 Conference Call

The Company will host a conference call today at 2:00 p.m. Pacific Time / 5:00 p.m. Eastern Time to discuss its second quarter 2021 financial results. Participants may join the conference call by dialing 1-855-327-6837 (United States) or 1-631-891-4304 (International).

A live webcast of the conference call will also be available on the Company’s Investor Relations site at http://ir.alliedesportsent.com. Additionally, financial information presented on the call will be available on Allied Esports’ Investor Relations site. For those unable to participate in the conference call, a telephonic replay of the call will also be available shortly after the completion of the call, until 11:59 p.m. ET on Monday, August 30, 2021, by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (International) and entering the replay pin number: 10015803.

About Allied Esports Entertainment

Allied Esports Entertainment (NASDAQ: AESE) is a global esports entertainment venture dedicated to providing transformative live experiences, multiplatform content and interactive services to audiences worldwide. For more information, visit alliedesports.gg.

Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain non-GAAP measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the company’s results of operations as determined in accordance with GAAP.

The Company provides net income (loss) and earnings (loss) per share in accordance with GAAP. In addition, the Company provides EBITDA (defined as GAAP net income (loss) from continuing operations before interest (income) expense, income taxes, depreciation, and amortization). The Company defines “Adjusted EBITDA” as EBITDA excluding certain non-cash charges, including stock-based compensation, inducement expense and impairment losses.

In the future, the Company may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the Company. Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure the Company’s financial and operating performance. In particular, the measures facilitate comparison of operating performance between periods and help investors to better understand the operating results of the Company by excluding certain items that may not be indicative of the Company’s core business, operating results, or future outlook. Additionally, we consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with others, in assessing the Company’s operating results, and measuring compliance with the requirements of the Company’s debt financing agreements, as well as in planning and forecasting.

The Company’s non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles, and our non-GAAP definitions of the “EBITDA” and “adjusted EBITDA” do not have a standardized meaning. Therefore, other companies may use the same or similarly named measures, but include or exclude different items, which may not provide investors a comparable view of the Company’s performance in relation to other companies.

Management compensates for the limitations resulting from the exclusion of these items by considering the impact of the items separately and by considering the Company’s GAAP, as well as non-GAAP, results and outlook, and by presenting the most comparable GAAP measures directly ahead of non-GAAP measures, and by providing a reconciliation that indicates and describes the adjustments made.

Forward Looking Statements

This communication contains certain forward-looking statements under federal securities laws. Forward-looking statements may include our statements regarding our goals, beliefs, strategies, objectives, plans, including product and service developments, future financial conditions, results or projections or current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms, or other comparable terminology. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our control, that could cause actual results or outcomes to differ materially from those discussed in these forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; the ability to retain key personnel; potential litigation; general economic and market conditions impacting demand for our services; a change in our plans to retain the net cash proceeds from the WPT sale transaction; our inability to enter into one or more future acquisition or strategic transactions using the net proceeds from the WPT sale transaction; and a decision not to pursue strategic options for the esports business. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. The business and operations of AESE are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements contained in this communication. Except as required by law, we undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Further information on potential factors that could affect our business is described under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on April 13, 2021. Readers are also urged to carefully review and consider the various disclosures we made in such Annual Report on Form 10-K

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Investor Contact:

Lasse Glassen

Addo Investor Relations

lglassen@addo.com

424-238-6249

Media Contact:

Brian Fisher

Allied Esports Entertainment

brian@alliedesports.com

Allied Esports Entertainment, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2021	2020
	(unaudited)
Assets
Current Assets
Cash	$7,689,991	$424,223
Restricted cash	5,000,000	5,000,000
Accounts receivable	356,722	271,142
Prepaid expenses and other current assets	328,009	909,766
Assets held for sale	49,518,037	45,363,817
Total Current Assets	62,892,759	51,968,948
Property and equipment, net	7,684,002	9,275,729
Intangible assets, net	29,820	30,818
Deposits	625,000	625,000
Total Assets	$71,231,581	$61,900,495
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$844,723	$901,353
Deposit for sale of WPT	10,000,000	-
Accrued expenses and other current liabilities	2,531,138	1,987,017
Accrued interest, current portion	360,747	152,899
Due to affiliates	12,202,681	9,433,975
Deferred revenue	203,477	57,018
Bridge note payable	1,421,096	1,421,096
Convertible debt, net of discount, curent portion	1,000,000	1,000,000
Convertible debt, related party, net of discount, current portion	1,000,000	1,000,000
Loans payable, current portion	907,129	539,055
Liabilities held for sale	9,865,701	9,169,247
Total Current Liabilities	40,336,692	25,661,660
Deferred rent	2,015,646	1,693,066
Accrued interest, non-current portion	-	193,939
Convertible debt, net of discount, non-current portion	-	578,172
Loans payable, non-current portion	-	368,074
Total Liabilities	42,352,338	28,494,911

Commitments and Contingencies

Stockholders’ Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized, 39,162,811 and 38,506,844 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	3,917	3,851
Additional paid in capital	197,180,610	195,488,181
Accumulated deficit	(168,554,170)	(162,277,414)
Accumulated other comprehensive income	248,886	190,966
Total Stockholders’ Equity	28,879,243	33,405,584
Total Liabilities and Stockholders’ Equity	$71,231,581	$61,900,495

Allied Esports Entertainment, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

Revenues:
In-person	$670,886	$620,462	$1,171,914	$1,678,203
Multiplatform content	153,723	-	153,723	-
Total Revenues	824,609	620,462	1,325,637	1,678,203
Costs and Expenses:
In-person (exclusive of depreciation and amortization)	655,243	507,112	1,193,110	1,494,555
Multiplatform content (exclusive of depreciation and amortization)	126,885	-	126,885	-
Online operating expenses	56,228	52,693	96,547	114,400
Selling and marketing expenses	84,739	56,489	128,673	132,216
General and administrative expenses	2,895,509	2,316,243	6,125,064	5,769,340
Stock-based compensation	386,994	274,589	1,030,142	4,221,375
Depreciation and amortization	807,843	910,330	1,689,802	1,809,427
Impairment of investment in ESA	-	1,138,631	-	1,138,631
Total Costs and Expenses	5,013,441	5,256,087	10,390,223	14,679,944
Loss From Operations	(4,188,832)	(4,635,625)	(9,064,586)	(13,001,741)
Other Income (Expense):
Other (expense) income, net	(40,163)	(257)	14,979	(2,459)
Conversion inducement expense	-	(5,247,531)	-	(5,247,531)
Interest expense	(104,496)	(862,067)	(257,602)	(1,545,007)
Total Other Expense	(144,659)	(6,109,855)	(242,623)	(6,794,997)
Loss from continuing operations	(4,333,491)	(10,745,480)	(9,307,209)	(19,796,738)
Income (loss) from discontinued operations, net of tax provision	1,393,411	(135,249)	3,030,453	139,540
Net loss	$(2,940,080)	$(10,880,729)	$(6,276,756)	$(19,657,198)

Basic and Diluted Net (Loss) Income per Common Share
Continuing operations	$(0.11)	$(0.41)	$(0.24)	$(0.79)
Discontinued operations, net of tax	$0.04	$(0.01)	$0.08	$0.01

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	38,963,668	26,206,173	38,744,107	25,012,157

Comprehensive Loss
Net Loss	(2,940,080)	(10,880,729)	(6,276,756)	(19,657,198)
Other comprehensive income:
Foreign currency translation adjustments	32,584	190	57,920	190
Total Comprehensive Loss	$(2,907,496)	$(10,880,539)	$(6,218,836)	$(19,657,008)

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(Unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of AESE’s profitability or liquidity. AESE’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against AESE’s peers without regard to AESE’s financing methods, hedging positions or capital structure and because it highlights trends in AESE’s business that may not otherwise be apparent when relying solely on GAAP measures. AESE presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA AESE presents may not be comparable to similarly titled measures of other companies. AESE defines “EBITDA” as loss from continuing operations before interest, income taxes, depreciation and amortization of intangibles. AESE defines “Adjusted EBITDA” as EBITDA excluding certain non-cash charges, including stock-based compensation, inducement expense and impairment losses.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss from continuing operations, AESE’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Continuing operations
Net loss from continuing operations	$(4,333,491)	$(10,745,480)	$(9,307,209)	$(19,796,738)
Interest expense, net	104,496	862,067	257,602	1,545,007
Federal, state, and foreign taxes	-	117,367	-	117,410
Depreciation and amortization	807,843	910,330	1,689,802	1,809,427
EBITDA	(3,421,152)	(8,855,716)	(7,359,805)	(16,324,894)
Stock compensation	386,994	274,589	1,030,142	4,221,375
Impairment expense	-	1,138,631	-	1,138,631
Conversion inducement expense	-	5,247,531	-	5,247,531
Adjusted EBITDA	$(3,034,158)	$(2,194,965)	$(6,329,663)	$(5,717,357)